Signing Day Sports, Inc.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

September 29, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Inessa Kessman

Robert Littlepage

Lauren Pierce

Matthew Crispino

Re:	Signing Day Sports, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed September 20, 2023

File No. 333-271951

Ladies and Gentlemen:

We hereby submit the responses of Signing Day Sports, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated September 26, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1 filed on September 20, 2023 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment to Form S-1 filed on September 20, 2023

Notes to the Consolidated Financial Statements

Note 4 - Internally Developed Software, page F-11

1.	We note your response to our prior comment 2. However, you did not tell us and disclose why January 1, 2023 is the date you started to amortize capitalized costs. For all periods presented tell us what cost were capitalized and what costs were not capitalized. Tell us how you determined the capitalized costs were ready for their intended use on January 1, 2023. Your response should be detailed providing a thorough analysis and referring to your basis in accounting literature.

Response: In accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 350-40, “Internal-Use Software,” amortization of internal-use software should begin when the software is ready for its intended use. Software is ready for its intended use after all substantial testing is completed. On January 1, 2023, all substantial testing of the Company’s platform for purposes of football recruitment was completed. Amortization of the platform’s capitalized costs for purposes of football recruitment therefore started on January 1, 2023, due to its ready-for-use status.

In accordance with ASC Subtopic 350-40-25, during the application development stage, some costs are capitalized while other costs are expensed as incurred. In general, costs that are directly attributable to the development of the software are capitalized. The Company’s platform was in the application development stage during all periods presented with respect to support for football prior to January 1, 2023, and remained in the application development stage for soccer, baseball, and softball recruitment and additional feature development and enhancements for purposes of football recruitment during the six months ended June 30, 2023. Capitalized costs associated with the platform during the six months ended June 30, 2023 consisted of: Fees paid to third parties for services provided to develop the software during the application development stage, costs incurred to obtain computer software from third parties, and payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of the time spent directly on the project. The following other costs during the six months ended June 30, 2023, were not capitalized: Training costs, data conversion costs except for costs to develop or obtain software that allows for access or conversion of old data by new systems, and general and administrative costs and overhead costs. Capitalized costs associated with the platform during the fiscal years ended December 31, 2022 and 2021 consisted of: Fees paid to third parties for services provided to develop the software during the application development stage and costs incurred to obtain computer software from third parties. Capitalized costs during the fiscal years ended December 31, 2022 and 2021 were fully impaired at the end of those fiscal years, respectively, in accordance with ASC Subtopic 350-40-35 and as described in the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Internally Developed Software”. During the fiscal years ended December 31, 2022 and 2021, the Company incurred the following as expenses, not capitalized costs: Training costs, data conversion costs except for costs to develop or obtain software that allows for access or conversion of old data by new systems, general and administrative costs, and overhead costs.

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement has been revised to include disclosure based on the above discussion in the following subsections: “—Critical Accounting Policies – Internally Developed Software”, “—Results of Operations – Comparison of the Three Months Ended June 30, 2023 and 2022 – Cost of Revenues”, and “—Results of Operations – Comparison of the Six Months Ended June 30, 2023 and 2022 – Cost of Revenues”.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (480) 220-6814 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Signing Day Sports, Inc.

	By:	/s/ Daniel D. Nelson
Daniel D. Nelson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.